UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Toast, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000001 per share

(Title of Class of Securities)

888787108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888787108	Page 2 of 6 Pages

(1)	Names of reporting persons Technology Investment Dining Group, LLC (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 37,843,646 (2)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 37,843,646 (2)

(9)	Aggregate amount beneficially owned by each reporting person 37,843,646 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.89% (3)
(12)	Type of reporting person (see instructions) IN

(1)	Steve Papa owns 100% of Technology Investment Dining Group, LLC, the registered holder of the shares of the Issuer.
(2)

The Reporting Person beneficially owns 37,843,646 shares of Class A Common Stock, which is 8.89% of the 425,261,924 shares of Class A Common Stock reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023. Included in the above is an aggregate of 2,000,000 shares of Class A Common Stock pledged by the Reporting Person to secure obligations under prepaid variable forward sales contracts with unaffiliated third parties, including its obligation to deliver to such third parties up to an aggregate of 2,000,000 shares of Class A Common Stock on the maturity date of the respective contracts.

(3)

Assuming the conversion of all of the Issuer’s outstanding shares of Class B Common Stock into Class A Common Stock, based on the number of outstanding shares of Class A Common Stock and Class B Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023 (together, the “Issuer’s Common Stock”), the shares of Class A Common Stock reported as being beneficially owned by the Reporting Person would represent 7.005% of the Issuer’s Common Stock.

CUSIP No. 888787108	Page 3 of 6 Pages

Item 1(a) Name of issuer: Toast, Inc.

Item 1(b) Address of issuer’s principal executive offices: 401 Park Drive, Suite 801, Boston, Massachusetts 02215

2(a) Name of person filing:

Technology Investment Dining Group, LLC and Steve Papa. Mr. Papa owns 100% of Technology Investment Dining Group, LLC.

2(b) Address or principal business office or, if none, residence:

36 College Hill, Hanover, NH 03755

2(c) Citizenship:

Technology Investment Dining Group, LLC – Delaware

Steve Papa – United States

2(d) Title of class of securities:

Class A Common Stock

2(e) CUSIP No.: 888787108

CUSIP No. 888787108	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See the response(s) to Item 9 on the attached cover pages.

(b) Percent of class: See the response(s) to Item 11 on the attached cover pages.

CUSIP No. 888787108	Page 5 of 6 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover pages.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications

Not applicable.

Exhibit No.   Exhibit

99.1      Joint Filing Agreement

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 888787108	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024	Signature:	/s/ Steve Papa
	Name:	Steve Papa

TECHNOLOGY INVESTMENT DINING GROUP, LLC

By:	/s/ Steve Papa
Name:	Steve Papa
Title:	Managing Member